EXHIBIT 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this joint proxy statement/registration statement (Form S-4) and to the incorporation by reference therein of our reports dated December 6, 2012, January 22, 2013, December 14, 2012, and January 24, 2013, with respect to the statement of revenue and certain expenses of Adalay Bay, Legacy at Western Oaks, Allure at Brookwood, and The Heaven at Blanco for the year ended December 31, 2012, included in Mid-America Apartment Communities, Inc.’s Current Report on Form 8-K filed with the Securities & Exchange Commission on March 22, 2013 and containing information under items 2.01 and 9.01 of such form (being the second of two Current Reports on Form 8-K filed on March 22, 2013 by Mid-America Apartment Communities Inc.).

/s/ Watkins Uiberall, PLLC

July 18, 2013